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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13G/A


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 8)(1)




                               Sapient Corporation
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                                (Name of Issuer)


                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)


                                   803062 10 8
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                                 (CUSIP Number)


                                December 31, 2007
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             (Date of Event Which Requires Filing of this Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]     Rule 13d-1(b)

[X]     Rule 13d-1(c)

[_]     Rule 13d-1(d)




(1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
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CUSIP NO. 803062 10 8                  13G                           PAGE 2 OF 6
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  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       Samuel C. Sichko
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

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  3    SEC USE ONLY


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  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
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                   5    SOLE VOTING POWER
                        1,928,537 shares (consists of 18,262 shares held by The
                        Jerry A. Greenberg Family Trust-2004, 280,026 shares
                        held by The Jerry A. Greenberg GRAT-2005, 896,854 shares
                        held by The Jerry A. Greenberg Qualified Annuity
                        Trust-2005, and 733,395 shares held by The Jerry A.
                        Greenberg GRAT-2006. Mr. Sichko is the sole trustee of
                        each of these trusts).
                 -----  --------------------------------------------------------
                   6    SHARED VOTING POWER
                        10,670,845 shares (consists of 3,160,118 shares held by
                        The Jerry A. Greenberg Remainder Trust-1996, 685,000
  NUMBER OF             shares held by The Jerry A. Greenberg Charitable
   SHARES               Foundation, 924,410 shares held by The J. Stuart Moore
BENEFICIALLY            Gift Trust of 1995, and 5,901,317 shares held by The J.
  OWNED BY              Stuart Moore Remainder Trust-1996. Mr. Sichko is a
    EACH                co-trustee of each of these trusts).
  REPORTING      -----  --------------------------------------------------------
   PERSON          7    SOLE DISPOSITIVE POWER
    WITH                1,928,537 shares (consists of 18,262 shares held by The
                        Jerry A. Greenberg Family Trust-2004, 280,026 shares
                        held by The Jerry A. Greenberg GRAT-2005, 896,854 shares
                        held by The Jerry A. Greenberg Qualified Annuity
                        Trust-2005, and 733,395 shares held by The Jerry A.
                        Greenberg GRAT-2006. Mr. Sichko is the sole trustee of
                        each of these trusts).
                 -----  --------------------------------------------------------
                   8    SHARED DISPOSITIVE POWER
                        10,670,845 shares (consists of 3,160,118 shares held by
                        The Jerry A. Greenberg Remainder Trust-1996, 685,000
                        shares held by The Jerry A. Greenberg Charitable
                        Foundation, 924,410 shares held by The J. Stuart Moore
                        Gift Trust of 1995, and 5,901,317 shares held by The J.
                        Stuart Moore Remainder Trust-1996. Mr. Sichko is a
                        co-trustee of each of these trusts).
-----  -------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       Mr. Sichko has or shares voting or investment control over 12,599,382 shares (includes 18,262 shares held by The Jerry A. Greenberg Family Trust-2004, 280,026 shares held by The Jerry A. Greenberg GRAT-2005, 896,854 shares held by The Jerry A. Greenberg Qualified Annuity Trust-2005, 733,395 shares held by The Jerry A. Greenberg GRAT-2006., 3,160,118 shares held by The Jerry A. Greenberg Remainder Trust-1996, 685,000 shares held by The Jerry A. Greenberg Charitable Foundation, 924,410 shares held by The J. Stuart Moore Gift Trust of 1995, and 5,901,317 shares held by The J. Stuart Moore Remainder Trust-1996). Mr. Sichko has no pecuniary interest in any of the trusts and disclaims any and all beneficial ownership of the shares held by any and all of the trusts.
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 10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]
       Not Applicable
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 11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       9.9914%
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 12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
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CUSIP NO. 803062 10 8                  13G                           PAGE 3 OF 6
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Item 1(a)   Name of Issuer:
---------   --------------

            Sapient Corporation


Item 1(b)   Address of Issuer's Principal Executive Office:
---------   ----------------------------------------------

            25 First Street
            Cambridge, Massachusetts 02141


Item 2(a)   Name of Person Filing:
---------   ---------------------

            Samuel C. Sichko


Item 2(b)   Address of Principal Business Office or, if none, Residence:
---------   -----------------------------------------------------------

            Samuel C. Sichko
            c/o Bowditch & Dewey, LLP
            One International Place - 44th Floor
            Boston, MA  02110-2602


Item 2(c)   Citizenship:
---------   -----------

            Mr. Sichko is a citizen of the United States of America.


Item 2(d)   Title of Class of Securities:
---------   -----------------------------

            Common Stock, $.01 par value per share.


Item 2(e)   CUSIP Number:
---------   ------------

            803062 10 8


Item 3      Description of Person Filing:
------      ----------------------------

            Not applicable
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CUSIP NO. 803062 10 8                  13G                           PAGE 4 OF 6
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Item 4      Ownership:
------      ---------

            (a) Amount Beneficially Owned:

            12,599,382 shares (includes 18,262 shares held by The Jerry A. Greenberg Family Trust-2004, 280,026 shares held by The Jerry A. Greenberg GRAT-2005, 896,854 shares held by The Jerry A. Greenberg Qualified Annuity Trust-2005, 733,395 shares held by The Jerry A. Greenberg GRAT-2006., 3,160,118 shares held by The Jerry A. Greenberg Remainder Trust-1996, 685,000 shares held by The Jerry A. Greenberg Charitable Foundation, 924,410 shares held by The J. Stuart Moore Gift Trust of 1995, and 5,901,317 shares held by The J. Stuart Moore Remainder Trust-1996). Mr. Sichko has no pecuniary interest in any of the trusts and disclaims any and all beneficial ownership of the shares held by any and all of the trusts.

            (b) Percent of Class:

            Mr. Sichko has or shares voting or investment control over shares representing 9.9914% of the issuer's outstanding common stock.

            (c) Number of shares as to which person has:

                (i) sole power to vote or to direct the vote:

                Mr. Sichko has the sole power to vote or direct the vote of 1,928,537 shares (consists of 18,262 shares held by The Jerry A. Greenberg Family Trust-2004, 280,026 shares held by The Jerry A. Greenberg GRAT-2005, 896,854 shares held by The Jerry A. Greenberg Qualified Annuity Trust-2005, and 733,395 shares held by The Jerry A. Greenberg GRAT-2006. Mr. Sichko is the sole trustee of each of these trusts).

                (ii) shared power to vote or to direct the vote:

                Mr. Sichko has shared power to vote or to direct the vote of 10,670,845 shares (consists of 3,160,118 shares held by The Jerry A. Greenberg Remainder Trust-1996, 685,000 shares held by The Jerry A. Greenberg Charitable Foundation, 924,410 shares held by The J. Stuart Moore Gift Trust of 1995, and 5,901,317 shares held by The J. Stuart Moore Remainder Trust-1996. Mr. Sichko is a co-trustee of each of these trusts).

                (iii) sole power to dispose or to direct the disposition of:

                Mr. Sichko has sole power to dispose or to direct the disposition of 1,928,537 shares (consists of 18,262 shares held by The Jerry A. Greenberg Family Trust-2004, 280,026 shares held by The Jerry A. Greenberg GRAT-2005, 896,854 shares held by The Jerry A. Greenberg Qualified Annuity Trust-2005, and 733,395 shares held by The Jerry A. Greenberg GRAT-2006. Mr. Sichko is the sole trustee of each of these trusts).

                (iv) shared power to dispose or to direct the disposition of:

                Mr. Sichko has shared power to dispose or to direct the disposition of 10,670,845 shares (consists of 3,160,118 shares held by The Jerry A. Greenberg Remainder Trust-1996, 685,000 shares held by The Jerry A. Greenberg Charitable Foundation, 924,410 shares held by The J. Stuart Moore Gift Trust of 1995, and 5,901,317 shares held by The J. Stuart Moore Remainder Trust-1996. Mr. Sichko is a co-trustee of each of these trusts).

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CUSIP NO. 803062 10 8                  13G                           PAGE 5 OF 6
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Item 5      Ownership of Five Percent or Less of a Class:
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            Not applicable


Item 6      Ownership of More than Five Percent on Behalf of Another Person:
------      ---------------------------------------------------------------

            Not applicable


Item 7      Identification and Classification of the Subsidiary Which Acquired
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            the Security Being Reported on by the Parent Holding Company:
            -------------------------------------------------------------

            Not applicable


Item 8      Identification and Classification of Members of the Group:
------      ---------------------------------------------------------

            Not applicable


Item 9      Notice of Dissolution of Group:
------      ------------------------------

            Not applicable


Item 10     Certification:
-------     -------------

            Not applicable

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CUSIP NO. 803062 10 8                  13G                           PAGE 6 OF 6
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                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



DATED:  February 13, 2008

                                                   /s/ Samuel C. Sichko
                                                   -----------------------------
                                                   Samuel C. Sichko